UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Canon’s Court

22 Victoria Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No   ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of the Merger

On September 23, 2022 (the “Effective Time”), Höegh LNG Holdings Ltd. (“Höegh LNG”) completed its acquisition of Höegh LNG Partners LP (the “Partnership”) pursuant to the Agreement and Plan of Merger, dated as of May 25, 2022 (the “Merger Agreement”), by and among the Partnership, Höegh LNG GP LLC, the general partner of the Partnership (the “General Partner”), Höegh LNG and Hoegh LNG Merger Sub LLC, a wholly owned subsidiary of Höegh LNG (“Merger Sub”). Under the terms of the Merger Agreement, among other things, Merger Sub merged with and into the Partnership, with the Partnership surviving as a direct subsidiary of Höegh LNG (the “Merger”).

At the Effective Time, each common unit representing limited partner interests in the Partnership (the “Common Units”) outstanding immediately prior to the Effective Time, other than those Common Units held by Höegh LNG (the “Sponsor Units”), was automatically converted into the right to receive $9.25 per Common Unit in cash (the “Merger Consideration”). The General Partner remains the sole general partner of the Partnership. The Sponsor Units, the General Partner’s general partner interest in the Partnership, and each of the Partnership’s 8.75% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”) were unaffected by the Merger, remain outstanding and no consideration was delivered in respect thereof. The Partnership’s incentive distribution rights issued and outstanding immediately prior to the Effective Time were automatically cancelled and now cease to exist, and no consideration was delivered in exchange for such cancellation.

The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Delisting from the New York Stock Exchange

In connection with the consummation of the Merger, the New York Stock Exchange (the “NYSE”) was notified that each outstanding Common Unit (other than Sponsor Units) was converted into the right to receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement. The Partnership requested that the NYSE file a notification of removal from listing on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the delisting of the Common Units. The Partnership requested that the NYSE suspend trading of the Common Units prior to the opening of trading on September 26, 2022.

In addition, the Partnership intends to file with the SEC a certification of notice of termination on Form 15 requesting that the Common Units be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the Partnership’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Common Units be suspended. Reporting obligations with respect to the Series A Preferred Units remain unchanged.

Press Release

Attached as Exhibit 99.1 is a copy of a press release of the Partnership, dated September 23, 2022, announcing the completion of the Merger.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of May 25, 2022, among Höegh LNG Partners LP, Höegh LNG GP LLC, Höegh LNG Holdings Ltd. and Hoegh LNG Merger Sub LLC
99.1	Press Release, dated September 23, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: September 23, 2022

	By:	/s/ Håvard Furu
	Name:	Håvard Furu
	Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-234011) and Form S-8 (333-211840) of the Registrant.